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Filed Pursuant to Rule 433
Registration No. 333-147306

Pricing Term Sheet
November 13, 2007

Affymetrix, Inc.

$275,000,000 aggregate principal amount of 3.50% Senior Convertible Notes due 2038

        The following information supplements the preliminary prospectus dated November 13, 2007.

Issuer:	Affymetrix, Inc.
Title of Securities:	3.50% Senior Convertible Notes due 2038
Aggregate Principal Amount Offered:	$275,000,000 principal amount
Over-allotment Option:	$41,250,000; 30-day option to cover over-allotments
Price to Public:	100% of principal amount
Net proceeds to Issuer after underwriter's discount, but before other offering expenses (assuming no exercise of over-allotment option):	$269,500,000
Use of proceeds:
We intend to use the net proceeds from the sale of the notes for working capital and general corporate purposes, which may include funding our operations, capital expenditures, potential acquisitions of businesses, products or technologies we believe to be of strategic importance and repurchases or redemptions of all or a portion of our 0.75% Senior Convertible Notes due 2033.
Estimated expenses of notes offering:	$0.5 million
Interest payment dates:	January 15 and July 15 of each year, commencing July 15, 2008
Record dates:	January 1 and July 1
Maturity:	January 15, 2038
Ranking:	Senior unsecured
Coupon:	3.50%
Principal amount per note:	$2,000 and integral multiples of $1,000 in excess thereof
Initial Conversion Rate:	33.1991 shares per $1,000 principal amount of notes
Subject to adjustment as set forth in the preliminary prospectus
Initial Conversion Price (approximately):	$30.12 per share of common stock
Subject to adjustment as set forth in the preliminary prospectus
Optional Redemption:	On or after January 15, 2013 for an amount equal to 100% of the principal amount of the notes, plus accrued and unpaid interest

Repurchase of Notes at Holder's Option:	January 15, 2013, 2018 and 2028 for an amount equal to 100% of the principal amount of the notes, plus accrued and unpaid interest
Repurchase upon a Fundamental Change:	Holders may require the Issuer to repurchase the notes for an amount equal to 100% of the principal amount of the notes, plus accrued and unpaid interest
Fundamental Change Protection:	Adjustment to the applicable conversion rate upon fundamental change (per attached table)
Sole Book-Running Manager:	J.P. Morgan Securities Inc.
Gross Spread (%):	2.00%
Gross Spread per Note:	$20.00
Trade date:	November 13, 2007
Settlement date:	November 16, 2007 (T+2)
CUSIP:	00826TAG3
ISIN:	US00826TAG31
Nasdaq Global Select Market Symbol for Common Stock:	AFFX

        After giving effect to the $25,000,000 increase in the principal amount of the notes from the amount provided in the preliminary prospectus, the Issuer had, as of September 30, 2007 and after giving effect to the issuance and sale of the notes (assuming no exercise of the underwriter's over-allotment option to purchase additional notes), $395,000,000 of senior indebtedness outstanding.

        The issuance and sale by the Issuer of the notes and the common stock issuable upon conversion of the notes have been registered under the Securities Act of 1933, as amended.

        This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such jurisdiction.

        The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or J.P. Morgan Securities Inc. will arrange to send you the prospectus if you request it by calling toll-free 1-866-430-0686.

Adjustment to shares delivered upon conversion upon a fundamental change

        The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes upon conversion in connection with a fundamental change.

	$21.67	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00	$85.00	$90.00
Effective date
November 16, 2007	12.9476	11.4995	8.2858	6.2598	4.9077	3.9635	3.2789	2.7668	2.3730	2.0631	1.8142	1.6107	1.4417	1.2993	1.1779
January 15, 2009	12.9476	11.0576	7.7322	5.6844	4.3521	3.4451	2.8038	2.3350	1.9823	1.7100	1.4949	1.3216	1.1795	1.0609	0.9607
January 15, 2010	12.9476	10.4785	7.0137	4.9473	3.6508	2.8012	2.2228	1.8150	1.5183	1.2960	1.1249	0.9900	0.8812	0.7918	0.7169
January 15, 2011	12.9476	9.5747	5.9640	3.9160	2.7070	1.9658	1.4942	1.1826	0.9691	0.8172	0.7051	0.6196	0.5524	0.4979	0.4527
January 15, 2012	12.9476	8.3527	4.4756	2.4803	1.4511	0.9134	0.6252	0.4646	0.3701	0.3106	0.2702	0.2407	0.2177	0.1990	0.1832
January 15, 2013	12.9476	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
After January 15, 2013	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
  •
  If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

  •
  If the stock price is greater than $90.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

  •
  If the stock price is less than $21.67 per share (subject to adjustment), no additional shares will be issued upon conversion.

        Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion (including the additional shares) exceed 46.1467 per $1,000 principal amount of notes, subject to adjustment as set forth under "Description of Notes—Conversion rights—Conversion rate adjustments" in the preliminary prospectus.

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  Filed Pursuant to Rule 433 Registration No. 333-147306 Pricing Term Sheet November 13, 2007
Affymetrix, Inc. $275,000,000 aggregate principal amount of 3.50% Senior Convertible Notes due 2038